ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-263376
Dated June 13, 2024

Contingent Income Callable Securities with 6-Month Initial Non-Call Period due on or about June 25, 2026

Based on the Performance of the Russell 2000® Index

This document provides a summary of the terms of the Contingent Income Callable Securities with 6-Month Initial Non-Call Period (the “securities”). Investors should carefully review the accompanying preliminary pricing supplement for the securities, the accompanying product supplement, the index supplement and the accompanying prospectus, as well as the “Risk Considerations” section below, before making an investment decision.

The securities do not guarantee any return of principal at maturity. Investors will not participate in any appreciation of the underlying index and must be willing to accept the risk of not receiving any contingent payments over the term of the securities. The securities are unsubordinated, unsecured debt obligations issued by UBS AG (“UBS”), and all payments on the securities are subject to the credit risk of UBS. As used in this document, “we,” “us,” or “our” refers to UBS.

SUMMARY TERMS
Issuer:	UBS AG London Branch
Underlying index:	Russell 2000® Index (Bloomberg Ticker: “RTY”)
Stated principal amount:	$1,000.00 per security
Pricing date:	Expected to be June 21, 2024
Settlement date:	Expected to be June 26, 2024 (3 business days after the pricing date; see preliminary pricing supplement).
Final valuation date:	Expected to be June 22, 2026, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Maturity date:	Expected to be June 25, 2026, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Issuer call feature:

UBS may call the securities in whole, but not in part, on any determination date (other than the first determination date and the final determination date) regardless of the closing level of the underlying index.

Issuer call amount:

If UBS elects to call the securities, UBS will pay you on the call settlement date a cash payment per security equal to the stated principal amount plus any contingent coupon otherwise due, and no further payments will be made on the securities. Before UBS elects to call the securities, UBS will deliver written notice to the trustee.

Contingent coupon:	■

If, on any determination date, the closing level of the underlying index or final index level, as applicable, is equal to or greater than the coupon barrier level, we will pay a contingent payment of $18.875 (equivalent to 7.55% per annum of the stated principal amount) per security on the related contingent payment date.

■

If, on any determination date, the closing level of the underlying index or final index level, as applicable, is less than the coupon barrier level, no contingent payment will be made with respect to that determination date.

Determination dates:	Quarterly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-trading days and certain market disruption events.
Contingent payment dates:	Quarterly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-business days and certain market disruption events.
Payment at maturity:	■

If UBS does not elect to call the securities the final index level is equal to or greater than the downside threshold level, UBS will pay you a cash payment per security on the maturity date equal to the stated principal amount of $1,000 plus any contingent coupon otherwise due on the maturity date.

■

If UBS does not elect to call the securities and the final index level is less than the downside threshold level, UBS will pay you a cash payment that is less than the stated principal amount, if anything, resulting in a percentage loss that is equal to the underlying return, for an amount equal to (i) the stated principal amount plus (ii) the stated principal amount times the underlying return.

If UBS does not elect to call the securities and the final index level is less than the downside threshold level, investors will lose a significant portion and may lose all of their initial investment.

Underlying return:	The quotient, expressed as a percentage of the following formula: (final index level − initial index level) / initial index level
Coupon barrier level:	75.00% of the initial index level.
Downside threshold level:	75.00% of the initial index level.
Initial index level:	The closing level of the underlying index on the pricing date.
Final index level:	The closing level of the underlying index on the final determination date
CUSIP / ISIN:	90307DB50 / US90307DB507
Listing:	The securities will not be listed or displayed on any securities exchange or any electronic communications network.
Commission:	2.00% of the aggregate principal amount.
Estimated initial value:	Expected to be between $940.20 and $970.20 per security. See “Risk Factors” in the preliminary pricing supplement.
Preliminary pricing supplement	http://www.sec.gov/Archives/edgar/data/1114446/000183988224018778/ubs_424b2-11227.htm

HYPOTHETICAL PAYOUT

The below figures are based on a hypothetical trigger level of 75.00% of a hypothetical initial index level and are purely hypothetical (the actual terms of your security will be determined on the pricing date and will be specified in the final pricing supplement).

Hypothetical Payment at Maturity if UBS Does Not Elect to Call the Securities

Percentage Change in Underlying Index	Payment at Maturity (excluding any contingent coupon payable at maturity)
+50.00%	$1,000.00
+40.00%	$1,000.00
+30.00%	$1,000.00
+20.00%	$1,000.00
+10.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-25.00%	$1,000.00
-26.00%	$740.00
-30.00%	$700.00
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00

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You will find a link to the accompanying preliminary pricing supplement for the securities above and links to the accompanying product supplement, accompanying index supplement and accompanying prospectus for the securities under “Additional Information About UBS and the Securities” in the preliminary pricing supplement, which you should read and understand prior to investing in the securities.

The issuer has filed a registration statement (including a prospectus as supplemented by a product supplement, an index supplement and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement, the accompanying product supplement and the accompanying index supplement for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-833-653-0401. Our Central Index Key, or CIK, on the SEC web site is 0001114446.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to Return Characteristics

▪Risk of loss at maturity. The securities differ from ordinary debt securities in that UBS will not necessarily repay the stated principal amount of the securities at maturity. If UBS does not elect to call the securities prior to maturity, UBS will repay you the stated principal amount of your securities in cash only if the final index level is equal to or greater than the downside threshold level and will only make such payment at maturity. If UBS does not elect to call the securities prior to maturity and the final index level is less than the downside threshold level, you will lose a significant percentage or all of your principal amount equal to the underlying return.

▪Contingent repayment of stated principal amount only at maturity.

▪You may not receive any contingent payments.

▪Your potential return on the securities is limited and you will not participate in any increase in the level of the underlying index from the initial index level.

▪Higher contingent payments or a lower downside threshold level or coupon barrier may reflect greater expected volatility of the underlying index, and greater expected volatility generally indicates an increased risk of loss at maturity.

▪Reinvestment risk.

▪An investment in securities with contingent payment and issuer call features may be more sensitive to interest rate risk than an investment in securities without such features.

Risks Relating to Characteristics of the Underlying Index

▪Market risk.

▪There can be no assurance that the investment view implicit in the securities will be successful.

▪Changes affecting the underlying index, including regulatory changes, could have an adverse effect on the market value of, and return on, the securities.

▪There is no affiliation between the index sponsor and UBS, and UBS is not responsible for any disclosure by the index sponsor.

▪The underlying index reflects price return, not total return.

▪The securities are subject to small-capitalization stock risks.

Estimated Value Considerations

▪The issue price you pay for the securities will exceed their estimated initial value.

▪The estimated initial value is a theoretical price and the actual price that you may be able to sell your securities in any secondary market (if any) at any time after the pricing date may differ from the estimated initial value.

▪Our actual profits may be greater or less than the differential between the estimated initial value and the issue price of the securities as of the pricing date.

Risks Relating to Liquidity and Secondary Market Price Considerations

▪There may be little or no secondary market for the securities.

▪The price at which UBS Securities LLC and its affiliates may offer to buy the securities in the secondary market (if any) may be greater than UBS’ valuation of the securities at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements.

▪Price of securities prior to maturity.

▪Impact of fees and the use of internal funding rates rather than secondary market credit spreads on secondary market prices.

Risks Relating to Hedging Activities and Conflicts of Interest

▪Potential conflicts of interest.

▪Hedging and trading activities by the calculation agent and its affiliates could potentially affect the value of, and any amounts payable on, the securities.

▪Potentially inconsistent research, opinions or recommendations by UBS.

▪Potential UBS impact on the underlying index or an index constituent stock.

Risks Relating to General Credit Characteristics

▪Any payment on the securities is subject to the creditworthiness of UBS.

▪The securities are not bank deposits.

▪If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings in respect of, and/or impose protective measures in relation to, UBS, which proceedings or measures may have a material adverse effect on the terms and market value of the securities and/or the ability of UBS to make payments thereunder.

Risks Relating to U.S. Federal Income Taxation

▪Uncertain tax treatment. Significant aspects of the tax treatment of the securities are uncertain. You should consult your tax advisor about your tax situation. See “Tax Considerations” in the preliminary pricing supplement and “Material U.S. Federal Income Tax Consequences”, including the section “— Securities Treated as Prepaid Derivatives or Prepaid Forwards with Associated Contingent Coupons”, in the accompanying product supplement.

Underlying Index

For information about the underlying index, including historical performance information, see “Information About the Underlying Index” in the preliminary pricing supplement.

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